UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celsion Corporation

File No. 1-15911 - CF#32529

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   Celsion Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-Q filed on May 11, 2015.

   Based on representations by Celsion Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through January 13, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Brent J. Fields
           Secretary